SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number:  000-28435

                           NOTIFICATION OF LATE FILING

(Check One):      [  ]  Form 10-K   [  ]  Form 11-K   [  ] Form 20-F
                  [X]   Form 10-Q   [  ] Form N-SAR

      For Period Ended:  September 30, 2000

[  ]  Transition Report on Form 10-K       [  ]  Transition Report on Form 10-Q

[  ]  Transition Report on Form 20-F       [  ]  Transition Report on Form N-SAR

[  ]  Transition Report on Form 11-K

      For the Transition Period Ended:  ___________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of the registrant:  TRITEL, INC.

Former name if applicable:
                          ------------------------------------------------------

Address of principal executive office (Street and number):  111 E. CAPITOL
                                                            STREET, SUITE 500
City, state and zip code:  JACKSON, MISSISSIPPI  39201

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b)   The subject annual report, semi-annual report, transition report
[X] on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 10-Q related to Tritel, Inc. and Tritel PCS, Inc. was to be filed on behalf of both noted companies. The Form 10-Q was mistakenly filed only on behalf of Tritel PCS, Inc. on November 14, 2000. Tritel, Inc. only became aware of these circumstances on November 15, 2000. Accordingly, the Form 10-Q cannot be timely filed on behalf of Tritel, Inc. without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

                   Brian Hoffmann            212            504-6383
                   --------------            ---            --------
                       (Name)            (Area Code)   (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                [X]  Yes    [  ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [X]  Yes    [  ]  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For periods prior to the fourth quarter of 1999, we were a development stage company. We have incurred significant expenditures in conjunction with our organization and financing, PCS license acquisitions, hiring key personnel and the design and construction of our PCS network facilities. We have commenced commercial PCS services in 35 markets as of September 30, 2000. We expect to have commenced commercial PCS service in all of our major population and business centers by the end of 2000. The timing of launch in individual markets will be determined by various factors, principally the success of our site acquisition program, zoning and microwave relocation activities, equipment delivery schedules and local market and competitive considerations. We provided service in areas that represent approximately 94% of the population in our license area at September 30, 2000 and expect to provide service to over 98% by the end of 2000. Thereafter, we will evaluate further coverage expansion on a market-by-market basis.

The following sets forth the statement of operations for Tritel, Inc. and its subsidiaries for each of the three months ended September 30, 1999 and September 30, 2000.

                                  TRITEL, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

        FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND
               2000 (amounts in thousands, except per share data)


                                                     Three months ended                        Nine months ended
                                                        September 30,                            September 30,
                                             -------------------------------          ---------------------------------
                                                 1999               2000                   1999                2000
                                             --------------  ---------------          ---------------   ---------------
Revenues                                    $       179              38,771                   179                80,076
                                              ---------         -----------             ---------          ------------

Operating expenses:

   Cost of service and equipment                    187              22,850                   189                51,961
   Technical operations                           4,985              15,886                 8,931                38,103
   General and administrative                    10,212              18,863                17,414                45,288
   Sales and marketing                            3,897              18,969                 6,621                47,339
   Stock-based compensation                           -              16,980                     -                79,092
   Depreciation and amortization                  2,127              20,194                 5,601                45,069
                                              ---------         -----------             ---------       ---------------
           Total operating expenses              21,408             113,742                38,756               306,852
                                              ---------         -----------             ---------       ---------------

       Operating loss                           (21,229)            (74,971)              (38,577)             (226,776)
Interest income                                   5,119               4,609                10,451                20,501
Financing cost                                        -                   -                (2,230)                    -
Interest expense                                 (6,934)            (16,844)              (12,038)              (47,260)
                                              ---------         -----------             ---------       ---------------

       Loss before income taxes                 (23,044)            (87,206)              (42,394)             (253,535)
Income tax benefit                                7,189                 782                13,638                 1,857
                                              ---------         -----------             ---------       ---------------
       Net loss                                 (15,855)            (86,424)              (28,756)             (251,678)

Series A preferred dividend requirement
                                                 (2,267)             (2,267)               (6,632)               (6,800)
                                             ----------         -----------             ---------          ------------
Net loss available to
     common stockholders                    $   (18,122)            (88,691)              (35,388)             (258,478)
                                             ==========         ===========             =========          ============
Basic and diluted
net loss per common share                   $    (5.22)              (0.74)               (11.73)                (2.17)
                                             ==========         ===========             =========          ============




                                  Tritel, Inc.
                                  ------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  NOVEMBER 15, 2000            By:   /s/ Karlen Tubeville
                                          ------------------------------
                                          Senior Vice President-Finance
                                          (Chief Accounting Officer and Duly
                                          Authorized Officer)